Amendment

to Amended and Restated

Investment Sub-Advisory Agreement Between

Jackson National Asset Management, LLC

and Franklin Templeton Institutional, LLC

This Amendment is made by and between Jackson National Asset Management, LLC, a Michigan limited liability company and registered investment adviser ("Adviser"), and Franklin Templeton Institutional, LLC, a Delaware limited liability company and registered investment adviser ("Sub-Adviser").

Whereas, the Adviser and the Sub-Adviser entered into an Investment Sub-Advisory Agreement effective as of the 1st day of May, 2010, and Amended and Restated effective as of the 1st day of December, 2012, as amended ("Agreement"), whereby the Adviser appointed the Sub-Adviser to provide certain sub-investment advisory services to certain investment portfolios of JNL Series Trust ("Trust"), as listed on Schedule A to the Agreement.

Whereas, the parties have agreed to amend the following section of the Agreement:

Section 3. "Management."

Now Therefore, in consideration of the mutual covenants herein contained, the parties hereby agree to amend the Agreement as follows:

The following shall be inserted as sub-paragraph n) in Section 3. "Management." under the heading entitled: "The Sub-Adviser further agrees that it:"

n)
at its expense, will furnish: (i) all necessary facilities and personnel, including salaries, expenses, and fees of any personnel required for the Sub-Adviser to faithfully perform its duties under this Agreement; and (ii) administrative facilities, including bookkeeping, and all equipment necessary for the efficient conduct of the Sub-Adviser's duties under this Agreement. The Sub-Adviser shall, at its expense, bear reasonable and necessary legal costs paid by the Adviser resulting from litigation arising from or pertaining to the Sub-Adviser's investment advisory services that require the involvement or participation of the Adviser, the Fund, and/or any Trustee of the Fund. The Adviser shall, at its expense, bear any reasonable and necessary legal costs suffered by the Sub-Adviser resulting from litigation arising from or pertaining to: (1) the Adviser's investment advisory services, or (2) the Sub-Adviser's services to the Fund, that require the involvement or participation of the Sub-Adviser or its officers or directors. A party's aggregate liability to the other for all costs under this section shall not exceed $50,000 per Fund for each such litigation or $250,000 for all such litigations occurring within any twelve month period, or another amount as mutually agreed by the parties. Notwithstanding the foregoing, the limitations of liability set forth above shall not apply to any indemnification obligations hereunder.

In Witness Whereof, the Adviser and the Sub-Adviser have caused this Amendment to be executed and effective as of August 31, 2016.

Jackson National Asset Management, LLC		Franklin Templeton Institutional, LLC

By:	/s/ Mark D. Nerud	By:	/s/ Coleen Barbeau
Name:	Mark D. Nerud	Name:	Coleen Barbeau
Title:	President and CEO	Title:	SVP